SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)



                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 2004
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 12 pages





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                                                                    Page 2 of 12


1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,282,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,282,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         Chelsey Finance, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         20-1351079

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,282,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            218,171,579 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            218,171,579 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,332,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,282,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            210,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            210,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         218,332,479 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.8%

14.      TYPE OF REPORTING PERSON

         IN

         This Amendment No. 11 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 11 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Amendment No. 10 to the Schedule 13D on June 21, 2004.

Item 2.  Identity and Background

         Item 2 is hereby amended by the addition of the following information:

         This Statement is being filed by Chelsey Finance, LLC, a Delaware limited liability company ("Chelsey Finance"), and the other Reporting Persons named herein. Chelsey Finance is wholly-owned by Chelsey Funding, LLC, a New York limited liability company, which is in turn wholly-owned by the Chelsey Capital Profit Sharing Plan. Chelsey Finance was formed in July 2004 as a special purpose investment vehicle. The address of the principal office of each of Chelsey Finance and Chelsey Funding, LLC is 712 Fifth Avenue, 45th Floor, New York, New York 10019. None of members or managers of Chelsey Finance or Chelsey Funding, LLC has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The information contained in Item 4 is incorporated herein by reference into this Item 3.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended by the addition of the following paragraphs immediately before the last two paragraphs of Item 4 of this Statement as previously filed:

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                                                                    Page 9 of 12

         On July 8, 2004 (the "Closing Date"), Chelsey Finance provided junior secured term loan financing (the "Term Loan Facility") to certain affiliates of the Issuer, in the aggregate principal amount of $20 million, pursuant to that certain Loan and Security Agreement, dated as of the Closing Date (the "Loan Agreement"), by and among Chelsey Finance, Brawn of California, Inc., a California corporation, Gump's By Mail, Inc., a Delaware corporation, Gump's Corp., a California corporation, Hanover Realty, Inc., a Virginia corporation, The Company Store Factory, Inc., a Delaware corporation, The Company Office, Inc., a Delaware corporation, Silhouettes, LLC, a Delaware limited liability company, Hanover Company Store, LLC, a Delaware limited liability company, Domestications, LLC, a Delaware limited liability company, Keystone Internet Services, LLC, a Delaware limited liability, and The Company Store Group, LLC, a Delaware limited liability company. Chelsey Finance obtained the funds for the loan proceeds out of capital provided by Chelsey Capital Profit Sharing Plan out of its own funds. A copy of the Loan Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 12, 2004 (the "Form 8-K") and is incorporated herein by reference. In connection with the Term Loan Facility, Chelsey Finance concurrently entered into an intercreditor and subordination agreement with the Issuer's senior secured lender, Congress Financial Corporation, dated as of the Closing Date and acknowledged by the Issuer and certain of its subsidiaries (the "Intercreditor Agreement"), a copy of which is filed as Exhibit 10.2 to the Form 8-K and incorporated herein by reference.

         In consideration for providing the Term Loan Facility to the Issuer, Chelsey Finance is expected to receive a warrant (the "Common Stock Purchase Warrant"), exercisable at $.01 per share, to purchase shares of common stock of the Issuer (the "Common Stock") in an amount equal to 30% of the fully diluted outstanding shares of Common Stock after giving effect to the issuance of the Common Stock Purchase Warrant. Based on the number of shares of Common Stock outstanding on the date hereof as reported to the Reporting Persons by the Issuer, the Reporting Persons estimate that 30% of the fully diluted outstanding shares would be approximately 102,472,096 shares of Common Stock. Because the issuance of the Common Stock Purchase Warrant requires stockholder approval of such issuance and of certain amendments to the Issuer's Certificate of Incorporation, Chelsey Finance received on the Closing Date, in lieu of the Common Stock Purchase Warrant, a warrant (the "Series D Preferred Stock Purchase Warrant") to purchase, at any time after September 30, 2004, 100 shares of a newly-issued series of nonvoting preferred stock of the Issuer, called Series D Participating Preferred Stock. A copy of the Series D Preferred Stock Purchase Warrant (which includes the form of Common Stock Purchase Warrant as an exhibit thereto)is filed as Exhibit 10.4 to the Form 8-K and is incorporated herein by reference. The Series D Preferred Stock Purchase Warrant will be automatically exchanged for the Common Stock Purchase Warrant upon the receipt of stockholder approval of the issuance thereof anticipated at the Issuer's 2004 Annual Meeting of Stockholders scheduled for August 12, 2004 (the "Annual Meeting"). Chelsey Direct, LLC, an affiliate of Chelsey Finance ("Chelsey Direct"), owns a majority of the aggregate voting power of the Issuer's capital stock. Accordingly, Chelsey Direct will be able to control the outcome of all matters upon which it votes at the Annual Meeting, including the issuance of the Common Stock Purchase Warrant.

         In addition, in connection with the closing of the Term Loan Facility, Chelsey Direct received a waiver fee equal to 1% of the accreted liquidation preference of the Issuer's Series C Participating Preferred Stock held by Chelsey Direct, payable in Common Stock, calculated with reference to the fair market value thereof two business days prior to the Closing Date, or 4,344,762 additional shares of Common Stock, in consideration for the waiver by Chelsey Direct of its blockage rights over the issuance of senior securities.

         At the Annual Meeting, the stockholders of the Issuer will also consider an amendment to the Issuer's Certificate of Incorporation to effect a one-for-ten reverse stock split of the Common Stock (the "Reverse Split"). After giving effect to the payment of the above-referenced waiver fee on the closing of the Term Loan Facility in shares of Common Stock, the Reverse Split and the issuance of Common Stock under the Common Stock Purchase Warrant, the Reporting Persons shall own approximately 66.8% of the issued and outstanding Common Stock and 100% of the issued and outstanding Series C Participating Preferred Stock, collectively representing approximately 87.8% of combined voting power of the Issuer's capital stock. After giving effect to all such events, it is expected that the Reporting Persons could cast an aggregate of approximately 78,310,148 votes on all matters on which stockholders vote (consisting of approximately 21,828,248 shares of the Common Stock with one vote per share and 564,819 shares of the Series C Participating Preferred Stock with 100 votes per share), or approximately 87.8% of the total votes entitled to be cast. The foregoing description does not give effect to any reduction in the number of shares of Common Stock outstanding due to the cashing out of fractional shares resulting from the Reverse Split. As described above, Chelsey Direct will be able to control the outcome of all matters upon which it votes at the Annual Meeting, including the approval of the Reverse Split.

Item 5.  Interests in Securities of the Issuer

         (a) Based on information provided to the Reporting Persons by the Issuer, there are 224,518,395 shares of Common Stock issued and outstanding as of the date hereof. After giving effect to the issuance of the Common Stock Purchase Warrant as described in Item 4 hereof, the Reporting Persons own an aggregate of approximately 218,382,479 shares of the Common Stock or approximately 66.8% of the shares of the outstanding Common Stock.

         (b) After giving effect to the issuance of the Common Stock Purchase Warrant as described in Item 4 hereof, of the Reporting Persons, William B. Wachtel, as the Manager of Chelsey Direct, has the sole power to vote or to direct the disposition of approximately 218,171,579 shares of the Common Stock and 564,819 shares of the Series C Participating Preferred Stock, and Stuart Feldman has the sole power to vote or to direct the disposition of 210,900 shares of the Common Stock. The holdings referenced in Items 5(a) and (b) hereof include options to purchase 50,000 shares of Common Stock held by each of Messrs. Wachtel and Feldman.

         (c) The description of the transactions contained in Item 4 is hereby incorporated by reference into this Item 5(c).

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended by the addition of the following paragraph before the last paragraph of Item 6 of this Statement as previously filed:

         On the Closing Date, Chelsey Direct entered into the Loan Agreement and the Intercreditor Agreement and received from the Issuer the Series D Preferred Stock Purchase Warrant. Such documents, in addition to the form of Common Stock Purchase Warrant, are described in Item 4, and such descriptions and the exhibits referenced therein are incorporated herein by reference in this Item 6.

Item 7.  Material to be filed as Exhibits


         Y. Loan and Security Agreement, dated as of July 8, 2004, by and among Chelsey Finance, LLC, a Delaware limited liability company, Brawn of California, Inc., a California corporation, Gump's By Mail, Inc., a Delaware corporation, Gump's Corp., a California corporation, Hanover Realty, Inc., a Virginia corporation, The Company Store Factory,
                    Inc., a Delaware corporation, The Company Office, Inc., a Delaware corporation, Silhouettes, LLC, a Delaware limited liability company, Hanover Company Store, LLC, a Delaware limited liability company, Domestications, LLC, a Delaware limited liability company, Keystone Internet Services, LLC, a Delaware limited liability, and The Company Store Group, LLC, a Delaware limited liability company (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 12, 2004 (the "Form 8-K").

         Z. Intercreditor and Subordination Agreement, dated as of July 8, 2004, by and between Chelsey Finance, LLC and Congress Financial Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 8-K).

         AA. Series D Preferred Stock Purchase Warrant by Hanover Direct, Inc., dated July 8, 2004 (incorporated herein by reference to Exhibit 10.4 to the Form 8-K).

                                                              Signatures

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 11 to the Statement on Schedule 13D is true, complete and correct.

Date: July 12, 2004
                                             Chelsey Capital Profit Sharing Plan

                                             By: /s/ William B. Wachtel
                                                 William B. Wachtel, its
                                                 Trustee



                                             Chelsey Direct, LLC

                                             By: /s/ William B. Wachtel
                                                 William B. Wachtel, its
                                                 Manager


                                             Chelsey Finance, LLC

                                             By: /s/ William B. Wachtel
                                                 William B. Wachtel, its
                                                 Manager


                                                 /s/ William B. Wachtel
                                                 William B. Wachtel



                                             DSJ International Resources Ltd.

                                             By: /s/ Stuart Feldman
                                                 Stuart Feldman, its
                                                 President



                                                 /s/ Stuart Feldman
                                                 Stuart Feldman